SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                       General DataComm Industries, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.10 per share
                         (Title of Class of Securities)

                                   369487103
                                 (CUSIP Number)

                               December 31, 1997
            (Date of Event which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369487103

1.   Name of Reporting Person:

     Connor Clark & Company Ltd.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) /X/

3.   SEC Use Only


4.   Citizenship or Place of Organization: Ontario, Canada


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 88,750
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 88,750

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     88,750

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 0.5%


12.  Type of Reporting Person: IA

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby amends its Schedule 13G Statement dated February 7, 1996, as amended by Amendment No. 1 dated February 12, 1997 (the "Schedule 13G"), relating to the Common Stock, par value $.10 per share, of General DataComm Industries, Inc.

     Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G

Item 4.   Ownership

     Item 4 is hereby amended in its entirety to read as follows:

     (a)-(b)

     The aggregate number of shares of the Stock that the Reporting Person owns beneficially, pursuant to Rule 13d-3 of the Act, is 88,750, which constitutes approximately 0.5% of the outstanding shares of the Stock.

     (c)

     The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 88,750 shares of the Stock.


Item 5.   Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


Item 10.  Certifications.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:     March 23, 1998



                              CONNOR CLARK & COMPANY, LTD.


                              By: /s/ Kelly Baird
                                  Kelly Baird, Chief Financial Officer